Exhibit 1.01

Ascendis Pharma A/S

Conflict Minerals Report

For The Calendar Year Ended December 31, 2021

This Conflict Minerals Report (the “Report”) for Ascendis Pharma A/S (“we” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1 to December 31, 2021. Rule 13p-1 requires the disclosure of certain information by companies that manufacture or contract to manufacture products that use minerals specified in Rule 13p-1 that are necessary to the functionality or production of these products. These minerals are columbite-tantalite (coltan), cassiterite, wolframite, gold, or their derivatives, which the Securities and Exchange Commission has limited to tantalum, tin, tungsten and gold (collectively, the “Minerals”).

We have determined that tin and gold are necessary to the functionality of our TransCon™ hGH auto-injector, a device which facilitates the administration of lonapegsomatropin by patients (the “Device”). All manufacturing of the Device is contracted to be manufactured by one main supplier, who in turn has several layers of sub-suppliers. We do not have direct relationships with the sub-suppliers. In addition, due to the depth and complexity of the supply chain, we are far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores. Consequently, we rely on our supplier and industry initiatives for source information on the tin and gold in the Device.

For the reporting period from January 1 to December 31, 2021, we conducted reasonable country of origin (“RCOI”) activities followed by due diligence investigations to determine the source and chain of custody of the Minerals that are necessary to the functionality or production of our products.

As of the date of this filing, the DRC-conflict areas include: the Democratic Republic of the Congo (referred to as “the DRC”), and/or adjoining countries of Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively referred to as “the other covered countries”).

Based on the responses provided by our sub-suppliers, we cannot exclude the possibility that certain of these smelters and/or refiners may be sourcing Minerals from the DRC or the other covered countries. In the declarations from the same sub-suppliers however, we have been informed that smelters and/or refiners located in the DRC or the other covered countries conflict areas are certified “Conflict Free” by the Conflict Free Smelters Program (as explained below).

Company Overview

Ascendis Pharma A/S is a fully integrated biopharmaceutical company applying our TransCon™ technology to build a pipeline of product candidates with profiles to address unmet medical needs. We have created a portfolio of rare disease endocrinology product candidates to address unmet medical needs by utilizing our TransCon™ technologies with clinically validated parent drugs. We currently have a product approved in the US (2021) and EU (2022). We have three product candidates in clinical development in rare endocrine diseases and two product candidates in clinical development in oncology.

Conflict Minerals Disclosure

Reasonable Country of Origin Inquiry (RCOI)

2021 is the first year we are in scope of filing a Conflict Minerals Report and we have worked in close collaboration with our main supplier of the Device to conduct a RCOI on all of its relevant suppliers (our sub-suppliers).

Our supplier conducted a RCOI on all relevant sub-suppliers supplying components to the Device. All 15 of the contacted sub-suppliers responded, and of the sub-suppliers who responded “yes” to the question of whether the respective component contained one or more of the designated Minerals and more specifically tin and gold. The majority of these sub-suppliers supplemented their response with the Responsible Minerals Initiative (the “RMI”) Conflict Minerals Reporting Template, where they report on their usage and sourcing of materials containing tin or gold. The RMI Conflict Minerals Reporting Template was developed by several of the world’s leading consumer electronics companies and is generally regarded as the most common reporting tool for conflict minerals content and sourcing information.

Based on the RCOI, we believe that the sources of the tin and gold necessary to the functionality of the Device are from:

(i)	smelters or refiners not sourcing tin or gold from the DRC or the other covered countries,

(ii)	smelters or refiners sourcing tin or gold from the DRC or the other covered countries but are designated as conflict free by the RMI;

(iii)	smelters or refiners that have not been designated as conflict free by the RMI, but that we believe are from areas other than the DRC and the other covered countries; and/or

(iv)	scrap or recycled sources.

Design of Due Diligence Measures

Ascendis Pharma’s due diligence measures are inspired by the “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas”. The following are the due diligence measures we performed on the source and chain of custody of the tin and gold used in the Device, and as a result of our RCOI:

1. Survey. Our supplier of the Device conducted supply-chain surveys with its direct suppliers (our sub-suppliers). The majority of sub-suppliers who indicated that there is tin or gold present in a component which they supply, supplemented their response with a Conflict Minerals Reporting Template to identify the smelters and refiners and to determine the risks of any sources from the DRC-conflict areas within their supply chain. Sub-supplier responses were evaluated for plausibility, consistency and gaps, both in terms of which products were stated to contain or not contain the Minerals, and the origin of the Minerals. In addition, we validated the information received from our sub-suppliers to the extent possible.

2. Follow-up on Survey Responses. We followed-up with our supplier on its suppliers surveyed, to the extent possible, on missing and inconsistent information.

3. Continual Investigation. We continually strive to identify risks within our supply chain. If any source is found to benefit armed groups in the DRC or other covered countries, we plan to work together with our primary supplier to remove such suppliers from our supply chain.

Location of Smelters and Refiners

As part of the due diligence process we reviewed surveys on the Minerals from 15 of our sub-suppliers. Out of the 15 responses received, 4 sub-suppliers were deemed in scope of supplying components containing tin or gold. Two of these sub-suppliers declared their smelter or refiner list, which listed a total of approximately 192 possible smelters and refiners. In both instances we were unable to identify the specific smelters which the tin and gold used in the Device were sourced from since the responses were company based and not product specific. We are unable to determine with certainty at this time a complete list of smelters and refiners listed in the surveys that actually provide the tin and gold used in our products.

Two other sub-suppliers indicated that the component they are supplying to the Device contain tin or gold, but based on the responses provided and follow-up inquiries, we are at the time of this report not able to determine all smelters or refiners nor the country of origin of the tin and gold.

Country of Origin

Due to the use of company-wide surveys by some sub-suppliers and the multiple levels of suppliers in our supply chain we are unable to determine with certainty at this time a complete list of countries of origin listed in the surveys that provide the specific tin and gold used in the Device. We believe the smelters and refiners supplying tin and gold used in the Device, supply such tin and gold that may originate from: Belgium, Bolivia, Brazil, China, Germany, India, Indonesia, Italy, Japan, Malaysia, Myanmar, Peru, Philippines, Poland, Rwanda, Singapore, South Africa, Spain, Switzerland, Taiwan, Thailand, United States of America, and Vietnam. In the declarations from sub-suppliers we have been informed that these smelters are certified Conflict Free by the Conflict Free Smelters Program. However, based on the responses provided, we cannot exclude the possibility that certain of these smelters may be sourcing tin and gold from the DRC or other covered countries.

Steps to be taken to mitigate future risk

We intend to take the following steps to improve the program and further mitigate any risk that the necessary tin and gold in the Device could benefit armed groups in the DRC-conflict areas:

1. Third Party Compliance Approach. In 2021 we initiated work to further enhance our third-party compliance approach, including conflict minerals focus where relevant seeking inspiration from the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. We plan to continue this work in 2022.

2. Work with Supplier on Documentation. In partnership with our supplier, we plan to continue to communicate our expectations regarding required compliance documentation to be provided by our sub-suppliers. We also plan to request that all our relevant sub-suppliers provide a completed and accurate RMI Conflict Minerals Reporting Template for the products or components that such sub-suppliers manufacture for us or our supplier and that include the tin and gold.

Over time, we anticipate that the amount of information globally available regarding the traceability and sourcing of the tin and gold will increase.

FORWARD-LOOKING STATEMENTS

Statements relating to due diligence improvements and improvements of our conflict minerals focus are forward-looking in nature and are based on our current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of our control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third-party materials or references to websites (including our website) are not incorporated by reference in, or considered to be a part of this Report, unless expressly incorporated by reference herein.

INHERENT LIMITATIONS ON DUE DILIGENCE MEASURES

Our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Minerals. Our due diligence processes are based on the necessity of seeking data from our direct supplier and that supplier seeking similar information within its supply chain to identify the original sources of the Minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

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